Exhibit 99.1

AEGON announces strategic refocus of its Canadian business and appoints new President and CEO

As part of the ongoing portfolio review of its businesses as announced in June of this year, AEGON has completed the assessment of its strategic options in the Canadian market. AEGON has concluded that continuing to operate in Canada will maximize shareholder value. Toward this end, the business model in Canada will be reshaped in order to meet AEGON’s profitable growth objectives. Key objectives will include improving efficiency of operations and reducing AEGON’s capital allocation to the Canadian market. AEGON has appointed Douglas W. Brooks as President and CEO to carry out these objectives. His appointment will be effective as of September 24, 2008. He succeeds Paul Reaburn who has led Transamerica Life Canada since 2005. Mr. Reaburn will now work to develop AEGON’s businesses in the fast developing Asian-Pacific market.

The strategic assessment concluded that Transamerica Life Canada represents a solid foundation for a successful presence in the Canadian marketplace. Transamerica Life Canada, AEGON’s main operating unit in the Canadian market with total assets of CAD 10.8 billion at year-end 2007, is a leader in the individual life insurance market with top-5 positions in both universal life and term life insurance, and holds a top-10 position in the segregated funds market.

Douglas Brooks has held a variety of executive positions in the Canadian life industry including Chief Financial Officer of Equitable Life of Canada. His mandate will be to improve profitability, and grow in profitable segments of the Canadian market in order to maximize value for AEGON shareholders. Mr. Brooks will prepare a more detailed business plan in the coming months.

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About AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 31,500 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia. Total revenue generating assets amounted to EUR 344 billion at June 30, 2008.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Group Corporate Communications & Investor Relations

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Website

www.aegon.com

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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